Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

Set forth below is a transcript of the conference call held on January 17, 2023 announcing the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation (“AAC”) and X-energy Reactor Company, LLC (“X-energy”).

Share Conference Transcript

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Good morning. I am Dan Aldridge, the founder and managing partner of Share conference series, and today I have the pleasure of having X-energy Reactor Company. With me today we have J. Clay Sell, the Chief Executive Officer, and David Kaplan, the co-chairman and Chief Executive Officer of Ares Acquisition Corporation and co-founder of Ares and co-chairman of Ares private equity group. So I’m going to turn it over to David for a couple opening comments and then Clay will speak and we’ll get straight into Q&A. As a reminder, use the Q&A button on the top right of the video player to submit your questions. So with that David, I’ll turn it over to you for opening comments.

David Kaplan, Chief Executive Officer, Ares Acquisition Corporation:

Dan thanks so much. And maybe just a couple quick comments around Ares, and I’m not sure how familiar folks are that are listening to Ares management. We are publicly traded. We manage about $341 billion across credit, private equity, real estate, secondary solutions and what we call strategic initiatives. And across that $341 billion, since about 2015, we’ve invested over $3.4 billion in companies and assets that are working to accelerate the energy transition. And I actually believe at a very macro level at the energy transition, the rotation of capital into clean energy is one of the great investment opportunities of a generation. And we’re really thrilled to be able to have this partnership with X-energy that really helps to manifest this energy transition and that the significant sort of the core and to the investment thesis that we have around X-energy is that clean energy and specifically nuclear will play a key role in generating reliable, safe, clean energy in our path to a zero carbon economy in the coming decades.

In our view, specifically advanced nuclear is not only a key component to that energy transition, but also really key to our energy security as a country. So our national security. We do believe as well there’s a significant opportunity here for an early mover in nuclear like X-energy, and you’ll hear this from Clay I’m sure, but X-energy has its own proprietary technology and that opportunity is to be a leader in the addressable market. That total addressable market, that TAM is obviously we were referred to it in just the US, Canada, and the United Kingdom alone is estimated to be about 470 gigawatts or so of additional energy capacity needed by 2040. 15% or so of that as we’ve analyzed it, are prime opportunities for advanced nuclear technology. So a great backdrop. You have the energy transition, you have a role for nuclear to play and specifically we’ve identified in those three countries that 15% of 471 gigawatts.

We also just from a investment thesis standpoint, believe X-energy is well positioned due to its unique ability to address the needs of both the electric generation market. So the electric grid, as well as the industrial market. And as a result, when we have studied X-energy prospective customer pipeline includes about, I don’t know, 30 or so unique customer opportunities. That includes Dow, that includes Ontario power generation. We see both power generation and industrial applications when the markets represent a potential $500 billion revenue opportunity, 10 per plants constructed by 2040 growing to about a trillion dollars of a revenue opportunity by 2050. So a very large opportunity in front of it in terms of the company. But X-energy is not just a leader but a game changer, a bit in the transition to clean energy because the design provides enhanced safety, lower cost, faster construction timelines and a modular scalability, scalability being very important in any new technology when compared against traditional nuclear.

So you have to really put your historical viewpoints of nuclear to the side and really analyze X-energy in a reasonably differentiated way. X-energy has validation, which is very important from our perspective from the United States Department of Energy. The company was one of two companies elected for the DOE’S Advanced reactor demonstration program, the ARDP. And under this program, just to give you a sense of how important this is, the DOE has committed $1.2 billion in funding for the commercialization of X-energy’s first reactor plant. The company is therefore a front runner in the development of advanced SMR’s, or small modular reactors, across both North America and Europe. In terms of the business model of X-energy, it is very attractive from our perspective, it’s CapEx light, so capital expenditure light, it’s a services driven business model. It generates recurring revenue from technology licensing, fuel sales and services offerings.

So X-energy’s customers benefit from this direct support of the experienced team that exists at the company, the management team, to navigate the complexities of nuclear from government relations to construction, permitting, et cetera. And then finally my last comment and at the risk of maybe making Clay blush a little bit is around the management team. The management team is very experienced here. I think there’s something like an average of 25 years of experience in both the nuclear and energy industries with expertise around design operations, government relations, public markets, and one of the most important validations for X-energy, its technology, its business model, was when Clay decided to join the firm as its CEO. And Clay, just by background quickly and then I’m going to turn it over to him, is one of the foremost leaders in the US energy market. He was the former deputy secretary of the US Department of Energy and from that perch he had a bird’s eye view of the entire US energy industry, including the long-term direction of US energy markets and the key players in this space. So the fact that Clay chose to lead X-energy to me is a real validator and testament to the road ahead for X-energy. So with that grand introduction, Clay, maybe you take it from here.

J. Clay Sell, Chief Executive Officer, X-energy:

Thank you David for those very kind words. And Dan, let me tell you how much I appreciate this opportunity to be on with you and your listeners. I’m the Chief Executive of X-Energy. I’ve been there for the last four years. Our company designs and sells next generation nuclear power plants and we manufacture the fuel for these next generation plants. That’s our fundamental business, but we believe something at X-energy for a long time and that was that the world would not be able to meet dramatically increasing demand for energy over the next 30 years while it had to decarbonize the global economy without a massive increase in nuclear power. That’s something that I believed for a long time. It’s something that we at X-Energy have believed for a long time. What’s been so affirming and validating to us is we now see that belief in governments, that belief in shareholders, that belief in public markets and those demands from customers that the world must continue to grow its energy supply while it decarbonizes. This issue of meeting energy demand and decarbonization has become even more important over the course of the last year as we’ve appreciated the importance of energy security as we’ve seen the war rage in Ukraine, Ukraine from the attack of Russia.

So energy demand, decarbonization, energy security, how do we meet that? There’s a broad consensus now that nuclear is going to play a massive role. David and his opening comments outlined our view of the total addressable market and we see it as immense. David characterized it as one of the greatest business opportunities of a generation. I characterize it as the greatest business opportunity of my lifetime. And that’s what we’re, we’re really committed to bringing our technology forward and capturing that in the very near term. So let me pause it that nuclear is going to be a big winner. I really want to tell you why X-energy and our unique technology is in the strongest position to be the largest among the largest winner among the winners in the technology race. And it fundamentally starts with our unique and differentiated technology. We have designed a nuclear power plant that simply cannot melt down.

What that does for the safety case is tremendous. Now I will tell you that existing nuclear plants are extraordinarily safe, but when you start with a nuclear power plant that cannot melt down under any scenario, it completely changes the way you engage the communities in which we operate. Just as importantly, it changes the economics of the plant. The plant is simply easier to build. It has less concrete, it has less steel, it has less of the required safety related systems that you have to put onto a plant that does have the capability of melting down. So it really means our plant is safer, absolutely, just as importantly, it is more economic and it is more affordable and therefore more attractive to a wider range of customers that we will sell. Something that’s unique about our plant is it’s relatively small. That’s not tiny.

It’s still a large industrial facility, but instead of a nuclear plant covering hundreds of thousands of acres, our plant covers just 35 acres. It has a very small footprint, again, that’s derivative of our safety case. And the components instead of being stick built in the field are manufactured in a controlled setting in a factory where we can control quality and they’re then they’re shipped to the side on the back of the truck, skid mounted, shrink wraps components. It really allows us to control quality and to control cost and project development in a way that our industry has not seen in a very, very long time. All of this relates to the ultimate affordability of the plant, but the thing that is so attractive to our customers is the technology has a very high level of functionality. Of course, we can produce base load energy.

So for the 270 gigawatts of coal plants that will eventually need to be replaced in the United States, our technology will be a very attractive solution to that, just to provide base load energy. But a unique aspect of our technology is we can ramp it up down just like a natural gas peaker plant. So as we see across America more and more wind farms and solar farms, that’s very important to the decarbonization agenda. But every one of those renewable plants, it has a dirty secret, it has a natural gas plant behind it, firming the power for when the wind isn’t blowing and when the sun isn’t shining. Our technology can play that same role so that it allows us to pair with renewables to get a 100% carbon free electric grid in the future. The last thing that I will mention in terms of functionality is we produce very high temperature steam almost twice the steam temperature that a light water reactor produces.

Why is that important? We can provide steam to industrial manufacturers to help them decarbonize their operations. So Dow Chemical is one of our customers. They burn a lot of fossil fuels to generate heat, produce steam for their industrial applications. They’ve committed to decarbonize their operation and their view is they cannot do it without a massive increase in nuclear and down chemical. Probably the leading and most innovative chemical manufacturer in the world, one of the US’ greatest and largest companies has selected our technology deployed before the end of this decade on the US Gulf Coast decarbonize one of its operations. Let me just close by saying, you know, can take my word for it and I hope you do, but I also encourage you to look at the independent affirmations and validations that we received. David mentioned it, I’ll mention it again. The Department of Energy selected our technology as one of the most promising technologies to be deployed before the end of this decade.

They have provided $1.2 billion in direct funding, to the first commercial plant that X-Energy will build. We have other blue chip customers and notably the largest nuclear utility in Canada, arguably one of the leading nuclear utilities globally in the advanced nuclear generation field. They’ve selected our technology, bring it to the industrial sector across Canada. They’ve also invested directly in our company. And the final validation I will mention is we were extraordinarily pleased to announce on December 6th the business combination agreement with Ares Acquisition Corp. Ares is an extraordinary asset manager of the first class, $350 billion under management 30 global offices. A global footprint that is very attractive to us as we think about how we grow our business globally. They are company builders and we look forward to a long and valued relationship with them. They’ve looked across this sector that could have gone with any technology, any company in any sector, and they chose ours.

And it was a fantastic validation of what we’ve done and where we’re going. And we look forward to bringing this technology to the marketplace. We are on track today to be the first advanced reactor deployed in the United States. The first advanced reactor deployed in Canada, the first advanced reactor to be deployed in the industrial sector and the first advanced reactor to be deployed in the United Kingdom. Those are opportunities we’ve worked hard to achieve, but we think it is indicative of the enormous business opportunity that is in front of us. I look forward to engaging further with your questions, Dan, and with your listeners. Thanks.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Perfect, thanks Clay. It’s fascinating and I’m sure we could probably talk for hours, but we don’t have an hour. We’ve got about 30 minutes and actually less than that. So let’s start with safety, right? David mentioned it and I think there’s a misconception right from the general public on nuclear, so that’s one of the biggest differentiators for you. So can you talk in a little bit more detail about safety, the unique positioning with your proprietary fuel and how that plays into this?

J. Clay Sell, Chief Executive Officer, X-energy:

For us, it starts with the fuel. Most nuclear fuel forms are clad in metal. It’s a, it’s nuclear material clad in metal and that metal can melt. We kind of turn the equation upside down and we code our fuels in graphite and ceramic material that cannot melt at any of the temperatures that would ever see in the reactor line. So it’s an extraordinarily robust fuel form. In fact, the Department of Energy called it the most robust nuclear fuel form that had ever been invented. That’s our fuel form. That’s what we start with. But then there are two other aspects of our design which are key. The first is we have a relatively low power density of the core. So heat can dissipate without building up and damaged in any of the internal structures. But more importantly, we have the benefit of something called a negative temperature coefficient. I don’t want to get too technical, but it’s a self-regulating core. So if we were to lose coolant and the core heats up, it automatically shuts itself down. That’s physics. It’s called the negative temperature coefficient in physics. And so all of those three functions, the robust fuel, low power density of the core and the negative temperature coefficient operate to ensure that this is meltdown proof reactor. And for the nuclear power business and for the economics of nuclear power, that is a total game changer.

Hey Dan, I think I lost you.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

That happens at least once every couple seconds. So back to what I was saying. So let’s talk about the competition, right? In particular with SMR and light water reactors. And who is the competition in your space right now?

J. Clay Sell, Chief Executive Officer, X-energy:

Well, we think of it in terms of the large gigawatt scale reactors. Those are principally brought to the market in the west by the Koreans, Westinghouse and the French. I think a few of those will be built. We think the bigger opportunities and the small modular reactors and you, the industry has two choices. The customer set has two choices. You can go with old traditional technology that has simply been scaled down and there’s a number of companies out there that are doing that NuScale, GE /Hitachi, Rolls Royce.

Or you can go with newer technologies that have improved safety, improved economics. And the leaders in that field are X-Energy, Bill Gates Company, Terra Power and a couple of others. When we surveyed the field and we surveyed the competition and we have great regard for ‘em, we think our proximity to the marketplace, the affirmation that we’ve received from blue chip customers, the fact that we will have our first plan online well before the end of this decade really, and kind of the functionality that we bring, we think we are positioned to be the big winner against all three competition sets.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Perfect. So let’s transition a little bit and to actual cost of the technology. So I think that’s another big differentiator for you guys. Just spend a little bit of time talking about the cost differences of what you’re doing today versus other resources of renewable Energy.

J. Clay Sell, Chief Executive Officer, X-energy:

So we’re deep into our design process and by the way I’ll tell you, we’re bringing our fuel manufacturing capability to the market. We’re bringing our reactor design to the market. Both of those substantial investment efforts are being paid for 50% by the US government. One of the great advantages that we bring, so we’re deep into that process. We completed basic design of our plant last summer well into detailed design. We have very active cost estimating as part of our design engineering process. The last published cost assessment was in a year and a half ago. In 2020 dollars we estimated an nth cost at about $3,600 per kilowatt dollars. Now what does that really mean? That really makes us equivalent from a cost standpoint to electricity produced with four dollar natural gas at a $40 per megawatt hour range. We know that that is incredibly attractive, particularly when we relieve the sponsors of having to concern themselves about the long-term carbon risk that you would still have to manage with a natural gas plant.

So we believe our technology is competitive, will be competitive to natural gas. It’s certainly competitive when you consider the social cost of carbon and more affordable than any of our reactor competitors. We think it’s really one of the most important and distinct advantages that we have. And again, why do we have it? It starts with the safety case, which allows us to reduce the number of required components. It allows us to reduce the amount of concrete, it allows us to reduce the amount of steel. And when you combine that with factory manufactured components that are shipped directly to the side, we really can dramatically disrupt the way people think about nuclear construction. I’ve said it before, this is not your father or your mother’s nuclear power plant. This is not what’s going on down in Georgia with 15 years cost over budget. The construction of an XC 100 100 plant will look much more like the construction of a natural gas combined cycle site work, ship to the site, assembled and you’re end into operation in a period measured in months rather than years.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Thanks. And so David mentioned this before, but I think it’s worth mentioning it again and it’s the tam, the total addressable market. So again, if you could talk a little bit about the size of that, right, those in dollars and gigawatt hours would

J. Clay Sell, Chief Executive Officer, X-energy:

Be great. Well if you take the numbers that David used and you reduce ‘em into what we see as revenue opportunity, we see just in our initial markets of the US, Canada and the UK just in those markets in the next roughly 15 years, we see a $500 billion revenue opportunity and a trillion dollar revenue opportunity for 2050. So the TAM is immense, quite frankly. I think it’s one of the reasons it’s drawn so many, so much interest in this sector from other nuclear players as well. But we expect to be there first and we expect to be the biggest disproportionate winner in addressing that town. And it’s our technology and our team that puts us in our position to do that.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

So a question that we’ve been getting, and I know that we’ve already discussed but everybody wants to know, right, is when is the first XC 100 right slated to go into production? What are the key milestones that investors can look forward to for the next number years?

J. Clay Sell, Chief Executive Officer, X-energy:

Well, we are under the advanced reactor demonstration project. That first project we have indicated will be fully online in 2029. The first unit we expect to be online in 2028. We are preparing for a construction permit application, which we’ll go into the Nuclear regulatory Commission later this year toward towards the end of the year. And on the manufacturing, on the fuel manufacturing side. And let me note and emphasize, we don’t just sell the reactors, but just importantly we sell the fuel and our fuel construction. Our commercial fuel fabrication facility is being constructed in Oak Ridge, Tennessee. And that we kicked off construction on that last fall. That will come online in late ‘25 and be ready to produce fuel for all of the XC-100 plants just to put our fuel business into context for you. For every standard XC-100 plants we sell, that will include about an initial core load of $40 to $50 million in fuel and then recurring annual revenues of about $10 million a year for refueling. So the fuel business was a really interesting opportunity for us to assure quality control and supply for our customers, but it also allowed us to have a really attractive recurring revenue and cash flow stream in our business model at X-energy.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

So let’s just transition a little bit to the customer side. So you mentioned Dow and some of the others that are positive affirmations of the business. So can you give us a sense of how many customers you have now? What’s the pipeline look like?

J. Clay Sell, Chief Executive Officer, X-energy:

Yeah, I would tell you that we’re actually engaged today with about 30 customers principally in the U.S, Canada, in the United Kingdom, but also in eastern Europe as well. We have a lot of interest from the utility sector. I would say we have an equal amount of interest from industrial customers of which Dow is the only industrial customer that we’ve announced to date. But there is a tremendous interest in the unique capability of our small footprint, high temperature steam producing assets, produce carbon-free steam for the industrial sector globally. And just again, to put it in context, people think about when they think decarbonization, they think transportation sector and they think electricity. Rarely do they think about hardcore heavy industrial operations. The steam that is produced for those operations is almost entirely produced by burning fossil fuels. So if you’re going to decarbonize, you have to address that. That is the unique opportunity that our technology addresses for the industrial sector and it’s why we have achieved so much interest in our customer backlog from the industrials.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

All right. So Clay is looking at time. We’re running up. So I’m going to skip around and ask a couple other questions before I kick it back to you for final comments. But another question I think is on everybody’s mind is what is X-energy’s path to profitability. How many reactors need to be sold / operational to get there?

J. Clay Sell, Chief Executive Officer, X-energy:

For the aforementioned reasons that we have so much our cost of getting our products to the market is being born by the US government. We will have that heavy spend that will largely be completed in the ‘25, ‘26 timeframe. That’s just when our services revenue really kick in. So we sell the intellectual property of reactors, but we also sell a host of services associated with developing a plant regulatory project, licensing project specific design. And those are revenues that start for us five and six years before a project goes commercial. So when you look at our ramp down of our big spend in the ‘25 timeframe and the ramp up of our early revenue, our path to profitability, we project at approximately three years prior to our first plant being completed. And so that, that’s in the 2026 timeframe. But again, what’s so attractive about our business model is after we build these assets, we are a licensure of the technology. We are a seller of services, we are a seller of fuel. So it’s an asset life business model that produces high margin services, sales on a go forward basis.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Alright, so I’ll turn it back over to you for closing comments. But as part of that, one of the last questions that I had, you already talked about why Ares and why they’re a great partner for you. But I think the other question is why now, right? Why is now the right time to take X-Energy public? And then with that, give some closing comments and then I’ll wrap up.

J. Clay Sell, Chief Executive Officer, X-energy:

Why now is a great question and the SPAC market is today what it is. But not all SPACs are created equal. Ares is a very unique and differentiated offering to us. Number one, they committed to invest $75 million out of their own, off their own balance sheet, not out of a fund into our company. Due to the nature of the market, we were able to drive a really attractive business combination agreement between Ares and X-Energy. And quite frankly, we wanted to get to the public markets and the opportunity to get to the public markets with such a unique partner as Ares that can help us build the company with their global footprint and their business building expertise. It’s an opportunity that we didn’t want to pass. We know this transaction’s going to close. We know that we’re going to be a public company, we’re going to have a great partner in Ares on a go forward basis and the opportunity to continue to grow our business and raise capital through the public debt and equity markets to accelerate the number of growth opportunities that we have in front of us. And so that was what is attractive to me. We are a company in a hurry. We think time and the global requirement demands it. We think our investors demand it. And so the opportunity to financially de-risk the company at this point in order to accelerate growth into the opportunities that we have is one that we didn’t want to pass up and it’s one that we were thrilled to pursue with David Kaplan and his team at Ares.

Dan Aldridge, Founder and Managing Partner of Share Conference Series:

Perfect. Well Clay, thank you very much for the time today, David. Very informative. Like I said, I’m very interested in following the story. We’d love to have you back on right to continue the conversation. So again, thank you very much and thank you to the audience for participating. Remember to tune in back next Monday the 23rd. We’ll have our second session of the year and also excited to announce we will be having our first hybrid sessions at the NYSE this April. But thanks again for joining and we’ll see you next time.

Additional Information and Where to Find It

In connection with the Business Combination with X-energy, AAC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.